[ WaveRider Communications Inc. Letterhead ]

August 12, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.

Washington, D.C.  20549

                        Re: WaveRider Communications Inc.

                       Registration Statement on Form F-4

                           Registration No. 333-117511

Ladies and Gentlemen:

            Pursuant to Rule 477 of the Securities Act of 1933, as amended, (the "Act") WaveRider Communications Inc., a Nevada corporation, (the "Company") hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form F-4 which contains a joint proxy statement-prospectus in connection with a migratory merger and was filed with the Commission on July 20, 2004 (Registration No. 333-117511), along with any exhibits thereto (the "Registration Statement").

        The Company requests that such consent be granted on the grounds that the filing should have been made as a preliminary proxy statement on schedule 14-A, for the Company and a Registration Statement on Form F-4, for WaveRider Communications (Canada) Inc., a separate registrant. The Company and Waverider Communications (Canada) Inc. will file a preliminary proxy and registration statement, respectively, shortly, which will contain a joint proxy statement prospectus. We have obtained separate CIK numbers for both companies.

         The Company confirms that the Registration Statement has not been declared effective, no securities have been sold pursuant to the Registration Statement or the prospectus contained therein and the proxy statement contained in the Registration Statement has not been mailed to the stockholders.

         If you have any questions regarding this application for withdrawal, please contact David A. Broadwin, Esq., of Foley Hoag LLP, legal counsel to the Company, at (617) 832-1734. Thank you for your attention to this matter.


Yours truly,

/s/ T. Scott Worthington
-------------------------------------------
T. Scott Worthington,

Vice President and Chief Financial Officer

cc:             David A. Broadwin, Esq.